EXHIBIT 11
Airgas, Inc.
Earnings Per Share Computations
(In thousands, except per share amounts)

	Years Ended March 31,
Basic Earnings per Share Computation	2006	2005	2004
Numerator:
Income from continuing operations	$127,515	$91,558	$80,649
Income (loss) from discontinued operations	(1,424)	464	(457)
Cumulative effect of a change in accounting principle	(2,540)	—	—

Net earnings	$123,551	$92,022	$80,192

Denominator:
Basic shares outstanding	76,624	74,911	72,761

Basic earnings per share from continuing operations	$1.66	$1.22	$1.11
Basic earnings (loss) per share from discontinued operations	(0.02)	0.01	(0.01)
Cumulative effect per share of a change in accounting principle	(0.03)	—	—

Basic net earnings per share	$1.61	$1.23	$1.10

	Years Ended March 31,
Diluted Earnings per Share Computation	2006	2005 (4)	2004 (4)
Numerator:
Income from continuing operations	$127,515	$91,558	$80,649
Plus: Preferred stock dividends (1) (2)	2,845	—	—
Plus: Income taxes on earnings of National Welders (3)	730	—	—

Income from continuing operations assuming preferred stock conversion	$131,090	$91,558	$80,649
Income (loss) from discontinued operations	(1,424)	464	(457)
Cumulative effect of a change in accounting principle	(2,540)	—	—

Net earnings assuming preferred stock conversion	$127,126	$92,022	$80,192

Denominator:
Basic shares outstanding	76,624	74,911	72,761
Incremental shares from assumed conversions:
Stock options and warrants	2,201	2,046	1,911
Preferred stock of National Welders (1)	2,327	—	—

Diluted shares outstanding	81,152	76,957	74,672

Diluted earnings per share from continuing operations	$1.62	$1.19	$1.08
Diluted earnings (loss) per share from discontinued operations	(0.02)	0.01	(0.01)
Diluted loss per share from the cumulative effect of a change in accounting principle	(0.03)	—	—

Diluted net earnings per share	$1.57	$1.20	$1.07

(1) - Pursuant to a joint venture agreement between the Company and the holders of the preferred stock of National Welders, until June 30, 2009, the preferred shareholders have the option to exchange their 3.2 million shares of National Welders voting redeemable preferred stock with a 5% annual dividend either for cash at a price of $17.78 per share or to tender them to the joint venture in exchange for approximately 2.3 million shares of Airgas common stock. If Airgas common stock has a market value of $24.45 per share, the stock and cash redemption options are equivalent.

(2) - If the preferred stockholders of National Welders convert their preferred stock to Airgas common stock, the 5% preferred stock dividend, recognized as “Minority interest in earnings of consolidated affiliate,” would no longer be paid to the preferred stockholders, resulting in additional net earnings for Airgas.

(3) - The earnings of National Welders for tax purposes are treated as a deemed dividend to Airgas, net of an 80% dividend exclusion. Upon the assumed conversion of National Welders preferred stock to Airgas common stock, National Welders would become a wholly owned subsidiary of Airgas. As a wholly owned subsidiary, the net earnings of National Welders would not be subject to additional tax at the Airgas level.

(4) - The assumed conversion of National Welders preferred stock to Airgas common stock is not presented because it was anti-dilutive.